Chris Bordelon CPA, LLC

TASTE OF NATURE INC.

FINANCIAL REPORT

YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

Chris Bordelon CPA, LLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Of Taste of Nature Inc.

We have audited the accompanying financial statements of Taste of Nature Inc. (the "company"), which comprise the Balance Sheet as of December 31, 2024, and the related Statement of Operation, and Changes in Stockholders' Equity, and Cash Flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

<u>Opinion</u>

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taste of Nature Inc. as of December 31, 2024, and the results of its operations changes in equity and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Chris Bordelon, CPA LLC

Firm Control Number: 0291456
June 16, 2025

Taste of Nature Inc.
December 31, 2024
Balance Sheet

Assets

Current Assets

Cash and Cash Equivalents	1,130,008
Accounts Receivable	2,202,808
Inventory	3,868,074
Other Current Assets	1,275,218
Total Current Assets	**8,476,108**

Other Assets

Fixed Assets	2,694,393
Other Assets	126,045
Total Other Assets	**2,820,438**
Total Assets	**11,296,546**

Liabilities and Stockholder Equity

Current Liabilities

Accounts Payable	3,325,856
Credit Cards	187,783
Other Current Liabilities	1,432,731
Total Current Liabilities	**4,946,370**

Other Liabilities

Long Term Debt	1,339,913
Total Other Liabilities	**1,339,913**
Total Liabilities	**6,286,283**

Stockholder Equity

Capital Stock	3,114,047
Retained Earnings	1,896,216
Total Stockholder Equity	**5,010,263**
Total Liabilities and Stockholder Equity	**11,296,546**

See Notes to Financial Statements

Taste of Nature Inc.
Year Ended December 31, 2024
Statement of Operations

Operating Income

Revenue	33,575,203
Cost of Goods Sold	(23,540,944)
Gross Revenue	**10,034,259**

Operating Expenses

Bank Charges/Doubtful Accounts	243,040
Payroll	3,448,614
Rent	1,234,417
Factory Expense	1,263,659
Software & Internet	116,598
Consulting	662,028
License & Permits	729,776
Office Expense	83,260
Insurance	264,093
Professional Fees	649,894
Travel & Entertainment	160,156
Advertising	1,092,385
Administrative	201,345
Operating Income	**(115,006)**
Other Income Before EBITA	**(1,150,975)**
Other Income	285,557
Taxes	(27,568)
Depreciation	(1,198,555)
Interest	(91,160)
Other Expenses	(119,249)

Net Income   **(1,265,981)**

See Notes to Financial Statements

Taste of Nature Inc.

Statements of Changes in Stockholders' Equity
For the Year Ended December 31, 2024

Balance, Beginning of Year	8,698,010
Net Loss/Profit	(1,265,981)
Stockholder's Contribution	-
Balance, End of Year	7,432,029

See Notes to Financial Statements

Taste of Nature Inc.
Year Ended December 31, 2024
Statement of Cash Flows

	2024
Cash Flows from Operating Activities	
Increase (decrease) in net assets	**(1,265,981)**
Adjustments to reconcile increase (decrease) in net assets	
to net cash provided by operating activities:	
Depreciation	**1,198,555**
Net cash provided by operating activities	**(67,426)**
Cash Flows from Investing Activities	
	-
Net cash (used in) investing activities	**-**
Cash Flows from Financing Activities	
	-
Net cash (used in) financing activities	**-**
Net (decrease) in cash and cash equivalents	**(67,426)**
Cash and Cash equivalents	
Beginning	**2,266,470**
Ending	**1,130,008**

See Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

Taste of Nature Inc. (the "Company") is a company organized under the laws of the State of California on June 22, 1992. The Company is a California based entity. The Company is recognized as a worldwide leader in cookie dough confections (Cookie Dough Bites®) and snacks. The Company is a leader in pre-packaged Cotton Candy with its Swirlz® Cotton Candy Brand as well as Hawaiian Punch®, Dr Pepper®, STARBURST® and SKITTLES® Cotton Candies. The Company is an innovator of chocolate-covered gummi bears (Muddy Bears®) and manufactures edible cookie dough known as Doughlish®. Moreover, the Company bakes and sells Mrs. Fields® Shelf-Stable Cookies and markets other candies such as Shari® Candies, Sqwigglies® and "giant gummies" such as Ginormous® Gummi Bears and Snake Bitez™ Gummi Snakes. The Company primarily sells its products to a wide variety of retailers including grocery stores, drug chains, convenience stores, mass market retailers, specialty market retailers, online sellers, vending, movie theatres and concession stands.

Basis of Presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates:

The preparation of financial statements in conformity with the Public Company Accounting Oversight Board principles (PCAOB) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, the useful life of fixed assets, and the potential impacts from the Stakeholders.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2024, cash consists primarily of checking, saving deposits and PayPal balances. The cash balances as of December 31, 2024, are $1,130,008.

Concentration of Credit Risk:

The Bank accounts operating during the year were Citizen Bank Checking Account, Citizen Bank Money Market Savings Account, American Commercial Bank & Trust Checking Account, American Commercial Bank & Trust Money Market Account, and PAYPAL Account. The Federal Deposit Insurance Corporation ("FDIC") insures $250,000 for substantially all depository accounts. On December 31, 2024 the amount in excess of insured limits was approximately $1,130,008. The Company has not experienced any losses on uninsured cash balances and management considers the risk on cash balances to be low.

Other Current Assets:

The other current assets as of December 31, 2024 are composed of the following:

Other Current Assets	2024
Prepaid Expenses	$1,272,479
Investments	988
Employee Advance	1,751
Total Other Current Assets	**$1,275,218**

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged as an expense using the straight-line balance method over the estimated useful life of each asset. The Company generally capitalizes assets with an original cost over $5,000.

Fixed Assets	2024
Property & Equipment	$9,159,235
Accumulated Depreciation	(6,464,842)
Total Fixed Assets	**$2,694,393**

Income Taxes:

The Company is subject to tax filing requirements as a C-Corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company itself. The Company's federal income tax filings for 2024 will remain subject to review by the US Internal Revenue Service until 2028.

Fair Value Measurements:

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

Revenue Recognition:

The Company's primary source of revenue is from the sales of its confection products. The Company accounts for revenue under the guidance of Accounting Standards Codification Topic 606 ("ASC 606"), Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company recognizes revenue at the time all of its performance obligations are satisfied, which generally occurs when products are shipped. Products are not shipped until there is a written agreement with the customer with a specified payment arrangement. Title to the Company's products primarily is transferred to the customer once the product is shipped from the Company's warehouses. Any discounts that are offered are recorded as a reduction of the invoiced amount at the time of billing. Any payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. Sales are comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions. All of the Company's products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time.

The Company recognizes revenue as control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services. Control of the promised goods or services is transferred to its customers at either a point in time or over time, depending on the performance obligation.

NOTE 2 – OTHER CURRENT LIABILITIES

The other current liabilities as of December 31, 2024 are composed of the following:

Other Current Liabilities	2024
Accrued Expenses	$720,445

Retention	420,253
Accrued Pension	173,096
Other Expenses	118,937
Total Other Current Liabilities	**$1,432,731**

NOTE 3 - CONTINGENCIES

The Company is occasionally involved in litigation matters that arise in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

NOTE 4 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 16th, 2025 the date of the financial statements of the Company.